W. John McGuire

Direct Phone: +1.202.373.6799

john.mcguire@bingham.com

September 30, 2013

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kieran Brown

Re:	DBX ETF Trust - Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A; File Nos. 333-170122 and 811-22487

Dear Mr. Brown:

This letter responds to comments conveyed to us by telephone on March 26, 2013 relating to the DBX ETF Trust (the “Registrant”) Post-Effective Amendment No. 5, as filed on January 31, 2013, for the purpose of registering shares of the db X-trackers Harvest CSI 300 Index ETF1, a separate series of the Registrant (the “Fund”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”) included in the Registrant’s initial registration statement.

1.	Comment. Please address the comments received on December 19, 2013 and January 25, 2013 as applicable to this filing.

Response. The Fund’s registration statement has been revised accordingly.

2.	Comment. Please reformat the fees and expenses table consistent with the requirements of Form N-1A.

Response. We have revised the fees and expenses table accordingly.

3.	Comment. Please confirm that the Registrant’s Board of Trustees has no intention of terminating the contractual agreement to waive fees and/or reimburse expenses prior to the conclusion of a year from the date of the Prospectus.

[1]	Please note the Fund’s name has been changed to “db X-trackers Harvest China Fund.”

Mr. Kieran Brown

September 30, 2013

Response. The Registrant has confirmed that the Registrant’s Board of Trustees has no intention of terminating the contractual agreement to waive fees and/or reimburse expenses prior to the conclusion of a year from the date of the Prospectus.

4.	Comment. If the Adviser has the ability to recoup fees waived or expenses reimbursed pursuant to the contractual agreement, please disclose this fact.

Response. The Registrant has confirmed that the Expense Limitation Agreement does not provide for the Adviser’s ability to recoup fees waived or expenses reimbursed pursuant to the Agreement.

5.	Comment. Please delete the last sentence of the footnote to the Fees and Expenses table.

Response. We have revised the footnote accordingly.

6.	Comment. Please disclose that “Other Expenses” are estimated.

Response. We have added a footnote stating that “Other Expenses” are estimated.

7.	Comment. In the Fund’s “Principal Investment Strategies” section, please explain how A Shares compare to B Shares.

Response. We respectfully decline to revise the “Principal Investment Strategies” section as requested because the Fund has no current intention to invest in B Shares and including disclosure about B Shares may lead to investor confusion about the Fund’s investments. We have, however, included an explanation below.

Similar to A shares, B shares are shares of companies incorporated in mainland China that are listed on the Shanghai or Shenzhen Stock Exchanges. Unlike A shares, B shares are denominated and traded in foreign currencies (currently Hong Kong dollars and U.S. dollars) and until recently, was the only class of shares listed on the Shanghai and Shenzhen Stock Exchanges available for investment by foreign investors that were not QFIIs or RQFIIs. While B shares are traded alongside A shares, the market for B shares in China is relatively illiquid in comparison to the A shares market.

8.	Comment. Under “Example”, please confirm that the contractual expense cap is reflected only in the first year amount.

Mr. Kieran Brown

September 30, 2013

Response. The Registrant has confirmed that the contractual expense cap is reflected only in the first year amount.

9.	Comment. Please explain what would happen if the Sub-Adviser is terminated.

Response. If the Sub-Adviser were to be terminated, the Fund’s Board of Trustees and the Adviser would attempt to select a replacement sub-adviser that is also a licensed RQFII to ensure the continuous availability of A Shares to the Fund. The Adviser also may seek to secure a RQFII license in its own right. In the event the Fund and the Adviser are not able secure additional A Shares quota following the termination of the Sub-Adviser, the Board of Trustees may elect to substantially revise the Fund’s investment strategies or liquidate the Fund.

10.	Comment. Please clarify that A Shares are equity securities.

Response. We have revised the disclosure accordingly.

11.	Comment. Please disclose whether the Underlying Index constituent securities are large-cap, mid-cap, and/or small-cap securities.

Response. We have revised the disclosure accordingly.

12.	Comment. Please confirm that the Fund’s policy to invest at least 80% of its total assets in component securities that comprise its Underlying Index complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust. Please also acknowledge that you understand that it is the SEC’s position regarding Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 35d-1 thereunder, that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by a Fund’s name.

Response. We confirm that the Fund’s policy to invest at least 80% of its total assets in the component securities of its Underlying Index complies with the terms and conditions of the Trust’s exemptive relief. We acknowledge and understand the SEC’s position is that index funds generally are expected to invest more than 80% of their assets in investments in the applicable index connoted by the Fund’s name.

Mr. Kieran Brown

September 30, 2013

13.	Comment. Please disclose whether the Fund will invest in swap agreements as a principal strategy and what types of swap agreements the Fund will invest in.

Response. The Fund does not expect to invest in swap agreements as a principal strategy. As described in the prospectus, the Fund may invest in swap agreements if the Sub-Adviser’s RQFII quota is or becomes inadequate to meet the investment needs of the Fund. It is anticipated that the Fund would only hold swaps for temporary purposes. Although the Fund does not expect to invest in swap agreements as a principal strategy, we believe the references to swap agreements in the “Principal Investment Strategies” and “Summary of Principal Risks” sections are appropriate when read together with the discussion of the Sub-Adviser’s RQFII quota and status.

14.	Comment. Please confirm that the Fund will not invest more than 10% of its assets in 3(c)(1) or 3(c)(7) funds.

Response. We have confirmed with the Registrant that the Fund does not expect to invest more than 10% of its assets in 3(c)(1) or 3(c)(7) funds.

15.	Comment. Please revise the “A Shares Tax Risk” included in the Fund’s Summary Section so that it is more concise.

Response. We have revised the disclosure accordingly.

16.	Comment. To the extent the Fund engages in total return swaps, please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response. The Registrant has confirmed that to the extent the Fund engages in total return swaps, it will set aside an appropriate amount of segregated assets in accordance with Investment Company Act Release No. 10666 and related SEC and staff guidance.

Mr. Kieran Brown

September 30, 2013

17.	Comment. In the Fund’s “Principal Investment Strategies” section, please disclose the sectors to which the Fund will have significant investment exposure.

Response. We have revised the Fund’s “Principal Investment Strategies” accordingly.

18.	Comment. Under “Information About the Underlying Index”, please explain what is meant by “positive performance” and “abnormal volatility.”

Response. We have revised the disclosure as requested.

19.	Comment. In the first sentence of the third paragraph under “Information About the Underlying Index”, please clarify whether the reference to “the market as a whole” is referring to the Chinese market as a whole.

Response. We have revised the disclosure as requested.

20.	Comment. Please clarify that ordinary investors cannot redeem directly from the Fund in the “Cash Redemption Risk” sections.

Response. We have revised the disclosure accordingly.

21.	Comment. In the “Commodity Regulatory Risk”, please clarify that the Adviser is the entity excluded from the definition of CPO and not the Trust.

Response. We have revised the disclosure accordingly.

22.	Comment. Please specify the period covered by the shareholder report that will include a discussion of the basis of the Board’s approval of the Investment Advisory Agreement and Sub-Advisory Agreement.

Response. We have revised the disclosure accordingly.

23.	Comment. Under “Construction and Maintenance of the Underlying Index - Calculating the CSI 300 Index” in the Fund’s SAI, please explain in plain English the meaning of “free float and category-weighted method.”

Response. We have revised the disclosure as requested.

24.	Comment. Please include disclosure to the effect that municipal securities with payments of principal or interest backed by the revenue of a specific project are considered to be issued by a specific industry for purposes of Investment Limitation No. 1 under “Investment Limitations” in the Fund’s SAI.

Mr. Kieran Brown

September 30, 2013

Response. We have revised the disclosure accordingly.

25.	Comment. Please confirm whether the Fund will invest in any controlled foreign corporations (“CFCs”). If so, please disclose such investment as appropriate.

Response. We have confirmed that the Fund does not expect to invest in any CFCs. If the Fund does so in the future, it will disclose such investments as appropriate.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6799 or Laura Flores at 202.739.6101.

Sincerely yours,

/s/ W. John McGuire
W. John McGuire

cc:	Alex Depetris

Martin Kremenstein

Michael Rosenberg